1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 www.dechert.com

Adam T. Teufel adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

November 22, 2019

Bradley Gude
Hae-Sung Lee
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Cboe Vest Financial LLC, et al.; File No. 812-14861: Request for Withdrawal of Application for an Order

Dear Messrs. Gude and Lee:
We are writing on behalf of Cboe Vest Financial LLC and other applicants (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 under the 1940 Act for an exemption permitting certain joint arrangements and transactions otherwise prohibited by Section 17(d) and Rule 17d-1 (the “Application”). The Application was filed with the Securities and Exchange Commission on December 28, 2017 and amended on July 12, 2018.
The Applicants respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

Sincerely,
 /s/ Adam. T. Teufel
Adam T. Teufel

cc:        Daniele Marchesani, Assistant Chief Counsel, Division of Investment Management
Karan Sood, CBOE Vest Financial LLC
Douglas P. Dick, Dechert LLP